EXHIBIT 99.1

Tumbleweed Transportation Parents to Log On with SafeStop School Bus Tracking App This Fall

LOS ANGELES, April 04, 2016 (GLOBE NEWSWIRE) -- SafeStop, the fastest growing and industry-leading school bus tracking app, announced today that Southern California-based Tumbleweed Transportation, which specializes in providing customized safe and reliable school transportation to numerous Los Angeles area private and public schools, has signed up to provide the SafeStop app to its customers.

“We welcome Tumbleweed and their 150 plus vehicle fleet into the SafeStop family and look forward to working with them,” stated Patrick Gallagher, Director of Sales for SafeStop. “They are one of Southern California’s leading school transportation providers and are really out front and leading the way in bringing school transportation into the 21st century. Tumbleweed will begin offering the app to schools and parents at the start of next school year as SafeStop expands coverage in Southern California and throughout the country. As more parents and school officials learn about the benefits of the app and how easy it is to use, they are demanding it be part of school bus operations going forward. Parents today want our app included as part of their transportation program. We created the app with today’s parents in mind to ease their concerns about knowing where the bus is and when it will arrive as well as for safety and security purposes. Schools and contractors, like Tumbleweed, need to make this available to all parents.”

“All of us at Tumbleweed Transportation are excited to join with SafeStop. The parents and schools we serve will be so thrilled to have the location of their child’s bus at their fingertips,” stated Erin Borda, Owner and CEO of Tumbleweed Transportation. “We will also be able to share Key Performance Indicators with our school officials. Traffic in the Los Angeles area is always heavy and with SafeStop our parents will have up-to-the-minute information on the whereabouts of their bus and child. Safety, reliability, and security are what we, at Tumbleweed, are all about.”

Created in 2013, SafeStop is the fastest growing app of its kind that allows parents and school officials to securely track the school bus. The app includes a secure registration process, real-time map feature that displays the location of their child’s bus, estimated times of arrival at their bus stop, and provides parents with an alerts and messaging center. The alerts and messaging center serves as an extra communication channel that alerts parents about important school news such as delays, closings, early dismissals or upcoming school events and eliminates the need for phone calls to schools or bus depots. SafeStop also includes a proprietary student scanning feature that sends in-app notifications to parents when their child scans on or off the bus.

Transportation providers and school officials are both utilizing the app’s SafeStop Analytics to access important data that helps establish and review Key Performance Indicators (KPI’s) and provide ridership reports for their transportation system so they can compare, evaluate and optimize their on-time performance. The administrative reports serve as a great management tool to measure KPI’s and potentially lower the cost of operations. Transportation providers and school officials are also finding that they are providing increased levels of customer service to parents by offering SafeStop.

SafeStop is available in the U.S. and Canada. The app is compatible with any transportation provider, any GPS hardware, and any routing software. The service provides flexible payment options and can be school funded or school subsidized with a small monthly fee to parents. Pro-rated launch prices and monthly plans are available so that schools and districts can start using the app anytime during the remainder of the school year. Plans are also available for the 2016-17 school year.

To learn more about the SafeStop app and to contact a representative, please visit www.SafeStopApp.com.

About SafeStop
SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013 by a transportation solutions provider with vast experience in the industry, SafeStop app provides a secure registration process, real-time map feature, estimated times of arrival, student scanning, SafeStop Analytics and an alerts and messaging center for its users. The app brings timely, accurate and valuable information to parents and school officials across North America. For more information, visit www.SafeStopApp.com.

For more information:
Patrick Gallagher
Director of Sales
800.843.8936
pgallagher@safestopapp.com